Exhibit 11

CRAWFORD UNITED
CONSOLIDATED STATEMENT OF COMPUTATION OF EARNINGS
PER COMMON SHARE AND SHARE EQUIVALENTS

Years Ended,	December 31, 2021	December 31, 2020

NET INCOME
Net income applicable to common shares for basic earnings per share	$5,653,298	$5,839,387
Net Income applicable to common shares for diluted earnings per share	$5,653,298	$5,839,387
SHARES OUTSTANDING
Weighted average shares for basic earnings per share	3,405,061	3,319,731
Net effect of dilutive options available under convertible note - based on the treasury stock method using year-end market price, if higher than average market price	-	822
Total shares for diluted earnings per share	3,405,061	3,320,553
Basic Earnings Per Common Share	$1.66	$1.76
Diluted Earnings Per Common Share	$1.66	$1.76

* Net effect of stock options was antidilutive for the period.